Exhibit 12

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2011	2010	2009	2008	2007
Loss before benefit (provision) for income taxes, noncontrolling interest, equity in earnings (losses) of non-consolidated entities, gains on sale-affiliates and discontinued operations	$(80,831)	$(24,647)	$(4,453)	$(938)	$(50,083)
Interest expense	103,758	113,663	118,192	138,551	146,193
Amortization expense - debt cost	3,757	5,244	4,523	4,028	3,996
Cash received from joint ventures	11,689	4,590	20,948	28,052	17,388
Total	$38,373	$98,850	$139,210	$169,693	$117,494

Fixed charges:
Interest expense	$103,758	$113,663	$118,192	$138,551	$146,193
Amortization expense - debt cost	3,757	5,244	4,523	4,028	3,996
Capitalized interest expense	1,792	791	778	350	277
Preferred stock dividends	24,507	24,872	25,281	26,915	26,733
Total	$133,814	$144,570	$148,774	$169,844	$177,199

Ratio	N/A	N/A	N/A	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $95,441, $45,720, $9,564, $151 and $59,705 exists at December 31, 2011, 2010, 2009, 2008 and 2007, respectively.